ALLIED GOLD LIMITED

Simberi Gold Project
Update March 2008

Cautionary Statement

ALLIED GOLD LIMITED

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied.

Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.

Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities.

Any offer will be made only through an information circular or proxy statement or similar document.

Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.

Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Corporate Summary

ALLIED GOLD LIMITED

DUAL LISTING ON AUSTRALIAN STOCK EXCHANGE	**ASX CODE: ALD**
& LONDON'S ALTERNATIVE INVESTMENT MARKET	**AIM CODE: AGLD**
ORDINARY SHARES	375.0 million
UNLISTED OPTIONS	7.0 million
SUBSTANTIAL SHAREHOLDERS	
M&G	18.94%
Fidelity	8.66%
Ward Ferry	6.44%
Capital Group	5.21%
Mineral Commodities Ltd	5.21%
TOP 20 SHAREHOLDERS	64%
UNDILUTED MARKET CAP *as at 27th March 2008 based on share price of A$0.82	~ A$307 million
CASH at 29 February 2008	**A$2.3 million**
ENTERPRISE VALUE	**A$328.1 million**

Tabar Islands Location

ALLIED GOLD LIMITED


Tabar Islands
Bismarck Sea
New Ireland
PAPUA NEW GUINEA
New Britain
Solomon Sea
Port Moresby
Coral Sea
N
W
E
S
0
500
km
AUSTRALIA


150°00'E
153°00'E
LIHIR GOLD MINE
Production 600,000oz pa
Resources 45Moz
2°00'S
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
6°00'S
Solomon Sea
0
100km

Project milestones & progress

ALLIED GOLD LIMITED

- Process plant commissioning commenced December 2007
- First ore 8 January 2008
- First gold pour 7 February 2008
- First gold shipment & refinery outturn 12 March 2008 for 3170oz fine Au
- Process plant reaches 74% capacity by 14 March 2008

Project milestones and progress

ALLIED GOLD LIMITED

- Mill throughput to 24 March 144,000 tonnes
- Gold recovered to 24 March 17,848 ounces
- Gold poured to 24 March 10,288 ounces
- Commission Aerial Rope Conveyor May 2008 – a first for a gold mine & first in southern hemisphere
- Commence mining Sorowar deposit

Ore Reserves

ALLIED GOLD LIMITED

Gold Reserves and Mineral Resources within designed pits

	Million Tonnes	Grade (g/t Au)	Oz
Proved	9.70	1.38	430,000
Probable	5.17	1.46	243,000
TOTAL Reserves	**14.87**	**1.41**	**673,000**
Inferred Resources	2.90	1.20	112,000
GRAND TOTAL	**17.77**	**1.37**	**785,000**

Source: Golder Associates July 2006 – Gold Price Assumption for Optimisation US$350-US$550

Resources

ALLIED GOLD LIMITED

Simberi Island Gold Resources

	Million Tonnes	Grade (g/t Au)	Oz
Measured	12.1	1.28	498,000
Indicated	12.1	1.12	436,000
Inferred	32.62	1.39	1,455,000
TOTAL	**56.84**	**1.31**	**2,389,000**

Simberi mineralisation types are:

- Oxide - extremely weathered (cyanide leach recoveries > 90%), 0.5 g/t Au cutoff
- Transitional – distinctly weathered (cyanide leach recoveries 50-90%), 0.5 g/t Au cutoff
- Sulphide - Slightly weathered to fresh (cyanide leach recoveries generally <50%), 0.5 or 1.0 g/t Au cutoff, variable top cuts.

NB. Includes 8.4mt at 2.7 g/t Au Inferred Sulphide (refractory-type) outside Sorowar and 17.0mt at 0.9 g/t Au Inferred with some Measured and Indicated Sulphide (refractory-type) at Sorowar.

Processing Plant and Infrastructure

ALLIED GOLD LIMITED



Shipping and wharf area

ALLIED GOLD LIMITED



Mining at Samat East

ALLIED GOLD LIMITED



Process Plant Ball Mill

ALLIED GOLD LIMITED



Process Plant Scrubber Area

ALLIED GOLD LIMITED



Key Investment Drivers

ALLIED GOLD LIMITED

Simberi Oxide Gold Project

- De-risked
- Defined surface oxide reserves
- Low waste / ore strip ratio
- Simple CIL plant
- Opportunity to increase oxide resources & reserves
- Expand oxide gold plant

Simberi Sulphide Project

- Inferred Resource of 705,000 ounces, including 420,000 ounces at Pigiput

Tabar Islands Group

- Significant exploration upside
- Potential for discovery of world class deposits

The oxide project future

ALLIED GOLD LIMITED

- Sorowar North West extension
- Samat infill drilling to join the pits
- Plan to expand process plant to produce >100,000 oz/annum
- Sorowar South East extension
- Focused exploration to increase oxide resources to >1 million ounces

Simberi oxide deposits

ALLIED GOLD LIMITED



Legend
> 0.2 g/t gold surface anomaly
Oxide gold resource deposits
Prospect
EL609 Lease
ML136 Lease
Infrastructure location
Settlement / hamlet
Road
Creek
0 1 2
kilometres
N
EL609
ML136
Simberi Island
PATAN
MATANABOL CK
SOROWAR
KEKENMINDA
298.72m RL
MONUN CK
PIGIBO
PIGIPUT
Pigiput Camp
BOTLU
Plant Site
Wharf
ADORA
PIGICOW
BEKOU
SAMAT
Airstrip

The sulphide project future

ALLIED GOLD LIMITED

- Drill out Pigiput sulphide resources to measured & indicated status. Commenced
- Renewed exploration drilling of Samat, Botlu & Pigibow sulphides
- Total resource of 705,000 oz Au, Including 420,000 Oz at Pigiput and open in all directions
- Metallurgical testing gave 85% recovery of Au into a 20% pyrite concentrate.
- Potential for bonanza grade vein deposits with quartz & sulphides. Matanabol Creek

Simberi
Bonanza sulfide intercepts

RESOURCE	Hole #	From (m)	Intersection (m)	Au (g/t)
Pigiput	P1	191	4	182.5
	P25A	141	3	71.1
	P34	129	5	123.5
	RC376DD	161	3	59.5
	RC1153DD	226	3	139.4
Sorowar	SO 008	161	5	135.2
	RC1186	77	2	139.4
Samat Nth	RC338	69	6	52.2

Follow up drilling has commenced

Pigiput Sulphide Cross section

ALLIED GOLD LIMITED


South
West
Proposed oxide open pit
Base of oxidation
Sulphide gold mineralisaton
(1.6g/t cut off)
Proposed development
Adit
0
100m

Inferred Sulphide Resources – 1.3M tonnes at 10.4 g/t Au for 420,000 Oz

(at 4.0 g/t Au cut-off, no Au top cut)

Botlu Tabular Pyritic Anomaly


TIG 42900mE
TIG 43100mE
TIG 43300mE
TIG 43500mE
TIG 43700mE
TABULAR HORIZONTAL CHARGEABILITY ANOMALY

Summary

ALLIED GOLD LIMITED

- Gold production to 24 March – 17,848 ounces
- Gold poured and shipped to date -10,288 ounces
- Final construction & commissioning of Rope Conveyor
- Revived exploration campaign with 3 rigs
- Potential for discovery of significant oxide and sulphide deposits (>1million ounces) to add to stage 1 and underpin stage 2 mining project on Simberi
- Mineralised epithermal / porphyry systems on Tatau and Tabar Islands with100% Allied ownership have excellent resource potential

Aerial Rope Conveyor

ALLIED GOLD LIMITED

